

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Patrick Grove
Chief Executive Officer
Catcha Investment Corp
3 Raffles Place #06-01
Bharat Building
Singapore 048617

> **Re: Catcha Investment Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 19, 2024**
> **File No. 001-40061**

Dear Patrick Grove:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jocelyn Arel, Esq.